FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of: December, 2003
                  ----------------

Commission File Number   0-27322
                       ----------

                         Mountain Province Diamonds Inc.
                     --------------------------------------
                 (Translation of registrant's name into English)

   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X    Form 40-F
                                   ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No X
                                                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[COMPANY LOGO OMITTED]                 Empire Towers I
                                       3633 E. Inland Empire Blvd.,   Suite  465
                                       Ontario, CA  91764
                                       Phone: (909) 466-1411
                                       Fax:   (909) 466-1409
                                       http://www.mountainprovince.com
                                       e-mail: mtnprovinvrel@worldnet.att.net

                                  NEWS RELEASE

December 1, 2003                                                     OTCBB: MPVI
                                                                     TSX: MPV

               De Beers Commits to a Pre-Feasibility Study of the
         Mountain Province Diamonds/De Beers Canada's Gahcho Kue Project

                            Work to Start in January

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been notified by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers, that De Beers has approved the budget for an in-depth project study of the joint venture's Hearne, 5034, and Tuzo kimberlite bodies on the AK claims located in the Northwest Territories of Canada.

This study will be of sufficient detail to allow the Gahcho Kue Project, previously known as the Kennady Lake Project, to advance to mine permitting, should the project's profitability level support a decision to proceed to the next phase.

On July 31, 2003 the Company reported that De Beers had started work on a detailed cost estimate of a study of the joint venture's diamond deposits at Gahcho Kue. The cost estimate of approximately C$25 million for the study was presented to the board of directors of De Beers on November 26, 2003. The De Beers board approved the budget and the study will start in January 2004.

Work will include geotechnical drilling, engineering design and environmental studies in order to finalise opencast mine design parameters, and civil geotechnical studies to allow for the design of lake dewatering dykes and mine infrastructure. The process plant, recovery and infrastructure designs will be based on De Beers Canada's Snap Lake and Victor projects, but will not be taken to feasibility level until the project is closer to receiving permits as these estimates could change during the permitting process.

Certain activities, usually associated with a feasibility study, will be undertaken to ensure that the issues that impact on the environmental impact and permitting of a mine are thoroughly investigated.

The camp on site has been renovated and preparation work for this study is well advanced. A team will leave for the camp shortly to thicken the ice on the lake near the camp to create an ice runway so that Hercules Aircraft can land there and can fly supplies and equipment to site.

The Company is very pleased with this decision by De Beers to move ahead with this project and looks forward to the results of the study.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:
CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President & CEO

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764
(909) 466-1411
CANADA Office: 21 Nesbitt Drive, Toronto, Ontario, Canada M4W 2G2
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA

                             FORM 53-901F (FORM 27)

                             MATERIAL CHANGE REPORT

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Item 1.           Reporting Issuer

                  State the full name and address of the principal office in Canada of the reporting issuer:

                  Mountain Province Diamonds Inc.
                  21 Nesbitt Drive
                  Toronto, Ontario   M4W 2G2

Item 2.           Date of Material Change

                  December 1, 2003

Item 3.           Press Release

                  State the date and place(s) of issuance of the press release.

                  The Press Release dated December 1, 2003 was forwarded to the Toronto Stock Exchange and disseminated via Canada Stockwatch, and Canada Corporate News (CCN Matthews) and Business Wire.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.           Summary of Material Change

                  Provide a brief but accurate summary of the nature and substance of the material change.

                  The Company that it had been informed by its joint-venture partner, De Beers Canada Exploration Inc. that it has approved the budget for an in-depth project study of the joint venture's Hearne, 5034, and Tuzo kimberlite bodies on the AK claims located in the Northwest Territories of Canada.


Item 5.           Full Description of Material Change

                  Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7. The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form. The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

                  For a full description of the material change, see Schedule
                  "A".

Item 6.           Reliance on Section  85(2) of the  Securities  Act (B.C.),
                  Section 75(3) of the  Securities  Act
                  (Ontario) and equivalent sections of other jurisdictions

                  If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning the continuing obligations regarding reports filed under this subsection.

                  Not Applicable.

Item 7.           Omitted Information

                  Not Applicable.

Item 8.           Senior Officer

                  To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

                  Jan W. Vandersande
                  President
                  Tel: 1-909-466-1411

Item 9.           Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 1st day of December, 2003.

                                                 MOUNTAIN PROVINCE DIAMONDS INC.


                                                 Per:
                                                 "Elizabeth J. Kirkwood"
                                                 Elizabeth J. Kirkwood
                                                 Chairman of the Board and
                                                 Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

[COMPANY LOGO OMITTED]                 Empire Towers I
                                       3633 E. Inland Empire Blvd.,   Suite  465
                                       Ontario, CA  91764
                                       Phone: (909) 466-1411
                                       Fax:   (909) 466-1409
                                       http://www.mountainprovince.com
                                       e-mail: mtnprovinvrel@worldnet.att.net

                                  SCHEDULE "A"

                                  NEWS RELEASE

December 1, 2003                                                     OTCBB: MPVI
                                                                     TSX: MPV

               De Beers Commits to a Pre-Feasibility Study of the
         Mountain Province Diamonds/De Beers Canada's Gahcho Kue Project

                            Work to Start in January

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been notified by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers, that De Beers has approved the budget for an in-depth project study of the joint venture's Hearne, 5034, and Tuzo kimberlite bodies on the AK claims located in the Northwest Territories of Canada.

This study will be of sufficient detail to allow the Gahcho Kue Project, previously known as the Kennady Lake Project, to advance to mine permitting, should the project's profitability level support a decision to proceed to the next phase.

On July 31, 2003 the Company reported that De Beers had started work on a detailed cost estimate of a study of the joint venture's diamond deposits at Gahcho Kue. The cost estimate of approximately C$25 million for the study was presented to the board of directors of De Beers on November 26, 2003. The De Beers board approved the budget and the study will start in January 2004.

Work will include geotechnical drilling, engineering design and environmental studies in order to finalise opencast mine design parameters, and civil geotechnical studies to allow for the design of lake dewatering dykes and mine infrastructure. The process plant, recovery and infrastructure designs will be based on De Beers Canada's Snap Lake and Victor projects, but will not be taken to feasibility level until the project is closer to receiving permits as these estimates could change during the permitting process.

Certain activities, usually associated with a feasibility study, will be undertaken to ensure that the issues that impact on the environmental impact and permitting of a mine are thoroughly investigated.

The camp on site has been renovated and preparation work for this study is well advanced. A team will leave for the camp shortly to thicken the ice on the lake near the camp to create an ice runway so that Hercules Aircraft can land there and can fly supplies and equipment to site.

The Company is very pleased with this decision by De Beers to move ahead with this project and looks forward to the results of the study.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province

Diamonds Inc., 4.9% by Camphor Ventures (TSX-V: CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President & CEO

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764
(909) 466-1411
CANADA Office: 21 Nesbitt Drive, Toronto, Ontario, Canada M4W 2G2
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Mountain Province Diamonds Inc.
                                               (Registrant)

Date December 1, 2003                      By: /S/ "Elizabeth Kirkwood"
     ----------------                          ---------------------------------
                                               (Print) Name: Elizabeth Kirkwood
                                               Title:   Chairman and Director